August 12, 2005

Mail Stop 4561

Glade M. Knight
President and Principal Executive Officer
Apple REIT Seven, Inc.
814 East Main Street
Richmond, VA 23219

	Re:	Apple REIT Seven, Inc.
		Amendment No. 1 to Registration Statement on
		Form S-11
		Filed August 1, 2005
		File No. 333-125546

Dear Mr. Knight:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy that you provided to us.

1. We note that you have added disclosure that you will not begin this offering of units until the offering of Apple REIT Six is concluded. In this regard, please confirm that before you request effectiveness, the offering of Apple REIT Six has been concluded.

2. We note your response to comment 3 of our prior letter, dated
July
5, 2005. In the summary and in the description of capital stock, please revise to describe how unit holders will receive notice that the Series B preferred shares have been converted and that the Series
A preferred shares will terminate and no longer have any priority distribution rights.

3. In this regard, we note that you state that Mr. Knight has no intention regarding the conversion of the Series B convertible preferred shares. In the footnotes on page 103, it appears that Mr.
Knight has previously converted his preferred shares in connection with an acquisition or merger with an affiliate. Please advise us as to whether this is also his intention with respect to the Series B convertible preferred shares of Apple REIT Seven.

4. We note your response to previous comment 15 and your reliance on the relief granted in the Behringer Harvard REIT et al, (October 26,
2005) no action letter. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to the Apple REIT Seven, Inc. share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

5. We note the submission of correspondence between Apple REIT Six and the Division of Market Regulation, however, please tell us how Apple REIT Seven`s repurchase of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. Please also advise us as to whether you will file an application for exemptive relief regarding Rule 102 of Regulation M with the Division of Market Regulation. See CNL American Properties Fund, Inc., (Letter dated August 13, 1998) and T REIT Inc. (Letter dated June 4, 2001)




Risk Factors, page 11

6. We note your response to comment 2 of our prior letter. Please revise to include a risk factor that discusses the statutory provisions regarding affiliated transactions and control share acquisition, since these appear to be anti-takeover provisions.


Our management will spend time on other activities with other entities that may compete with us, page 16

7. Please revise to discuss the specific risks with respect to Apple
REIT Six, which has substantially similar investment policies and objectives.

We make forward-looking statements in this prospectus which may prove to be inaccurate, page 30

8. We note that you state: "[t]his prospectus contains forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws." Please note that both the Securities Act and the Exchange Act expressly exclude statements made in connection with an initial public offering from the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Please revise or tell us which safe harbors you are referring to.


Compensation, page 32

9. We note your response to comment 14 in our prior letter.
Please
revise the compensation table to include the value of the units in the event the minimum and maximum offering amounts are raised.


Conflicts of Interest, page 36

10. We note your response to comment 24 of our prior letter. Further, we note that you do not expect that Apple REIT Seven will acquire properties until after Apple REIT Six and any other prior programs have previously completed their acquisition activities. Please revise to address the risks and conflicts in the event that Apple REIT Seven purchases properties from these affiliates, and the incentive for Mr. Knight to receive compensation on both the sale and purchase of the same property. In addition, although you expect that your acquisition stage will not coincide with acquisition stage of Apple REIT Six, it appears that an overlap remains with respect to the operation, disposition, and liquidation stages. Please address how affiliates will prioritize or allocate investment, financing, and disposition opportunities between the similar REITs, in particular Apple REIT Six.


Prior Performance of Programs Sponsored by Glade M. Knight, page
60

11. We note your response to comment 29 in our prior letter.
Please
revise to state that there are no material adverse developments or conditions experienced by any prior programs, as stated in your response.


Financial Statements

Note 1 - Summary of Significant Accounting Policies
Significant Accounting Policies
Stock Based Compensation, page F-4

12. We note your disclosure relating to the adoption of SFAS
123(R).
However, later in the note you make reference to SFAS 103(R).
Please
revise to clarify this apparent conflict as appropriate and advise us.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittenden, Staff Accountant, at
202-
551-3472 or Jorge Bonilla, Senior Accountant, at 202-551-3414 if
you
have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Martin B. Richards, Esq. (via facsimile)
	McGuire Woods LLP








13. Reviewer`s Remarks



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Glade M. Knight
Apple REIT Seven, Inc.
August 12, 2005
Page 1